UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100102

People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

9F Inc. Announces Agreements for Private Placement

BEIJING, July 19, 2021 (GLOBE NEWSWIRE) -- 9F Inc. (“9F” or “the Company”) (NASDAQ: JFU), an internet technology company that focuses on fintech services, online wealth management technology services serving mid- and high-net-worth clients, online stock investment services in Hong Kong and consumer financing technology services in Southeast Asian countries, today announced that it has entered into a share subscription agreement with two established Asian investors, pursuant to which such investors will invest up to an aggregate of $59.7 million in the Company through private placement of up to 40,498,625 newly issued class A ordinary shares of the Company (“Transaction”), based on a per share price as agreed between the parties in a binding term sheet dated June 7, 2021. The first half of the investment is expected to close in the near future, subject to the satisfaction of customary closing conditions; the remaining half of the investment is subject to the satisfaction of customary closing conditions as well as further consent of the investors and the Company. The Company plans to use the proceeds from the Transaction for its operation of and further investment in the internet-based securities business.

The investors have each agreed not to sell, transfer or dispose of any class A ordinary shares acquired in the transaction for six months after the closing.

“We are excited to enter into this transaction and build a long-term relation with the investors. With their support, we can better develop our internet-based securities and digital asset management businesses, and provide users with excellent digital brokerage service,” said Mr. Lei Liu, Chief Executive Officer of the Company.

The issuance of the securities is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation S under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to close the transaction, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: July 19, 2021

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